August 6, 2012

VIA FACSIMILE AND EDGAR

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	Broadwind Energy, Inc.
Form 10-K for fiscal year ended December 31, 2011
Filed March 14, 2012
Form 10-Q for quarter ended March 31, 2012
Filed May 9, 2012
File No. 1-34278

Dear Mr. Decker:

On behalf of Broadwind Energy, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 10, 2012.

In this letter, we have recited the comment from the Staff in italicized, boldface type and have followed the comment with the Company’s response in regular type.  References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Please see below.  We undertake to include all revisions in our future filings, including our interim filings.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Summary of Critical Accounting Policies, page 38

Intangible Assets and Long-Lived Assets, page 39

2.              To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity, please provide the following disclosures:

•                  The percentage by which fair value exceeds the carrying value;

•                  A description of the assumptions that drive the estimated fair value;

Broadwind Energy, Inc. 47 East Chicago Ave., Suite 332, Naperville, IL 60540  T 630.637.0315   F 630.637.8472     www.bwen.com

•                  A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•                  A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

In future filings we will either disclose that estimated fair values of asset groups substantially exceed their carrying values, or we will disclose the percentage by which fair value exceeds the carrying value. In addition, we will include a description of the assumptions that drive the estimated fair value, a discussion of the uncertainty associated with the key assumptions, and a discussion of any potential events and circumstances that could have a negative effect on estimated fair value.

Our related disclosure in our Form 10-Q for the fiscal periods ended June 30, 2012 will appear as follows:

“Intangible Assets

We review intangible assets for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. If such events or changes in circumstances occur, we will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the assets are less than the carrying value of the related asset. The impairment loss would adjust the asset to its fair value.

In evaluating the recoverability of intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If our fair value estimates or related assumptions change in the future, we may be required to record impairment charges related to intangible assets. Asset recoverability is first measured by comparing the assets’ carrying amounts to their expected future undiscounted net cash flows to determine if the assets are impaired. If such assets are considered to be impaired, the impairment recognized is measured based on the amount by which the carrying amount of the assets exceeds the fair value.

During the second quarter of 2012, we identified a triggering event associated with the Gearing segment current period operating loss combined with its history of continued operating losses. As a result, we evaluated the recoverability of certain of our intangible assets associated with our Gearing segment. Based upon our assessment, the recoverable amount and the fair value were substantially in excess of the carrying amount of the intangible assets, and no impairment to these assets was indicated as of June 30, 2012. Despite having recoverable amounts substantially in excess of the total $8,784 carrying value of the intangible assets, we have concluded that it is appropriate to shorten the useful life associated with a $2,216 portion of the customer relationships intangible assets and amortize it over one year, instead of remaining five years previously assigned to this portion of the intangible assets. To the extent the projections used in our analysis are not achieved, there may be a negative effect on the valuation of these assets.

Long-Lived Assets

We review property and equipment and other long-lived assets for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. If such events or changes in circumstances occur, we will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the assets are less than the carrying value of the related asset. The impairment loss would adjust the asset to its fair value.

In evaluating the recoverability of long-lived assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of such assets. If our fair value estimates or related assumptions change in the future, we may be required to record impairment charges related to property and equipment and other long-lived assets. Asset recoverability is first measured by comparing the assets’ carrying amounts to their expected future undiscounted net cash flows to determine if the assets are impaired. If such assets are considered to be impaired, the impairment recognized is measured based on the amount by which the carrying amount of the assets exceeds the fair value.

During the second quarter of 2012, the Company identified a triggering event associated with the Services segment current period operating loss combined with its history of continued operating losses. As a result, the Company evaluated the recoverability of certain of its long-lived assets associated with our Services segment. Based upon the Company’s assessment, the recoverable amount of undiscounted cash flows based upon our most recent projections were 34% in excess of the carrying amount of invested capital, and no impairment to these assets was indicated as of June 30, 2012. The fair value of the carrying amount of the invested capital was estimated by calculating the present value of these future cash flows.  The fair value of the carrying amount of the invested capital approximated their carrying value as of June 30, 2012.  The Services segment is growing rapidly, and has gained significant traction in the second half of 2011 and the first half of 2012.  The business is expected to continue its revenue growth with improvement in profitability as we match the fixed operations costs with the scale of the business. To the extent these projections are not achieved, there may be a negative effect on the valuation of these assets.”

Item 15 — Exhibits and Financial Statement Schedules, page 48

Note 1 — Description of Business and Summary of Significant Accounting Policies, page 56

General

3.              Please disclose the types of expenses that you include in the selling, general and administrative expenses line item.

In future filings, the following selling, general and administrative expense description will be included in our summary of significant accounting procedures:

“Selling, general and administrative expenses include all corporate and administrative functions such as legal, human resource management, finance, investor and public relations, information technology and senior management. These functions serve to support the Company’s current and future operations and provide an infrastructure to support future growth. Major expense items in this category include management and staff wages and benefits, share-based compensation and professional services.”

Note 11 — Leases, page 70

4.              Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, please disclose this in your footnote. If our assumption is incorrect, please tell us how your accounting complies with ASC 840.

In future filings, our Leases footnote will include the revised language below:

“The Company leases various property and equipment under operating lease arrangements. Lease terms generally range from 3 to 15 years with renewal options for extended terms. Certain leases contain rent escalation clauses that require additional rental payments in the later years of the term. Rent expense for these types of leases is recognized on a straight-line basis over the minimum lease term. Any lease concessions received by the Company are deferred and recognized as an adjustment to rent expense ratably over the minimum lease term. The Company is required to make additional payments under certain property leases for taxes, insurance and other operating expenses incurred during the operating lease period. Rental expense for the years ended December 31, 2011, 2010 and 2009 was $4,779, $4,289 and $4,510, respectively.”

Note 17 — Segment Reporting, page 84

5.              Please revise the table on page 85 to present for each segment revenues from external customers as well as intersegment revenues as required by ASC 280-10-50-22(a) and (b). Please present the elimination of intersegment revenues and intersegment profit (loss) separately from Corporate and Other. Please present intercompany eliminations related to segment assets separately as well. Refer to the examples set forth in ASC 280-10-55-48 and 55-49. Please disclose the segment(s) to which the intersegment products and services were sold and convey how the amount of any markup over cost included in a segment’s operating profit (loss) was determined. To the extent that these intersegment transactions are material to a given segment’s revenues and/or operating profit (loss), please also discuss with quantification their impact in MD&A.

In future filings we will replace the existing segment table with the table below.  In addition, to the extent intersegment transactions are material to a given segments revenues and/or operating profit (loss), we will discuss with quantification in the MD&A:

	Towers and Weldments	Gearing	Services	Corporate	Eliminations	Consolidated
2011:
Revenues from external customers	$116,868	$52,750	$16,236	$—	$—	$185,854
Intersegment revenues (1)	58	1,546	55	—	(1,659)	—
Operating profit (loss)	5,187	(10,733)	(5,247)	(9,593)	(43)	(20,429)
Depreciation and amortization	3,508	9,922	937	167	—	14,534
Capital expenditures	526	287	3,829	66	—	4,708
Assets held for sale	8,052	—	—	—	—	8,052
Total assets	76,237	80,642	15,752	317,413	(317,153)	172,891

	Towers and Weldments	Gearing	Services	Corporate	Eliminations	Consolidated
2010:
Revenues from external customers	$76,115	$48,783	$11,998	$—	$—	$136,896
Intersegment revenues (1)	35	213	92	—	(340)	—
Operating (loss)	(11,436)	(13,678)	(34,747)	(9,363)	(3)	(69,227)
Depreciation and amortization	3,416	9,970	2,909	168	—	16,463
Capital expenditures	2,113	1,398	3,283	99	—	6,893
Assets held for sale	—	—	—	6,847	—	6,847
Total assets	77,952	88,995	9,294	345,645	(338,380)	183,506

	Towers and Weldments	Gearing	Services	Corporate	Eliminations	Consolidated
2009:
Revenues from external customers	$92,873	$64,350	$27,575	$—	$—	$184,798
Intersegment revenues (1)	443	168	—	—	(611)	—
Operating (loss)	(499)	(97,058)	(610)	(14,059)	(27)	(112,253)
Depreciation and amortization	3,393	15,929	3,250	124	—	22,696
Capital expenditures	10,295	262	485	229	—	11,271

(1) Intersegment revenues generally include a 10% markup over costs and primarily consist of sales from Gearing to Services. Gearing sales to Services totaled $1,546, $213 and $168 for the years ended December 31, 2011, 2010 and 2009, respectively.

6.              You disclose on page 86 that two customers each accounted for more than ten percent of total net revenues. Please disclose, for each customer who represents ten percent or more of your revenues, the total amount of revenues from each such customer and the identity of the segment or segments reporting the revenues. See ASC 280-10-50-42.

In future filings, we will include the following disclosure:

“The Company generates revenues entirely from transactions completed in the U.S. and its long-lived assets are all located in the U.S. All intercompany revenue is eliminated in consolidation. During 2011, two customers each accounted for more than 10% of total net revenues. These two customers accounted for revenues of $64,213 and $34,599 respectively, and were reported 99% within the Towers and Weldments segment. During the years ended December 31, 2011, 2010, and 2009, five customers accounted for 76%, 78% and 73%, respectively, of total net revenues.”

Note 20 — Restructuring, page 88

7.              Please enhance your disclosure to disclose the total amount of restructuring charges expected to be incurred as well as the cumulative amount of restructuring charges incurred to date for each major type of cost as well as for each reportable segment as required by ASC 420-10-50-1.

In future filings we will replace the existing table with the following table:

	2011	Total
	Actual	Projected
Capital expenditures:
Gearing	$5	$5,200
Other	—	—
Total capital expenditures	5	5,200
Cash expenses:
Cost of sales:
Gearing	131	3,400
Other	––	—
Total cost of sales	131	3,400
Selling, general, and administrative expenses:
Gearing	35	35
Services	—	40
Corporate	406	925
Total selling, general and administrative	441	1,000
Non-cash expenses:
Gearing	247	3,950
Corporate	50	50
Total non-cash expenses	297	4,000
Grand total	$874	$13,600

Form 10-Q for the Quarter Ended March 31, 2012

General

8.              Please address the above comments in your interim filings as well, as applicable.

We will, where applicable, address these comments in our interim filings.

The Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses in this letter, please feel free to contact me at (630) 637-0315.

Sincerely,

/s/ Stephanie K. Kushner

Stephanie K. Kushner, Chief Financial Officer
Broadwind Energy, Inc.